EXHIBIT 99.1

Almaden Reports Successful Advance of Community Water Project

VANCOUVER, British Columbia, Dec. 09, 2020 (GLOBE NEWSWIRE) -- Further to its press release of March 9, 2020, Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE American) is pleased to announce that the irrigation dam developed by the Company in partnership with the Federal Government water authority (“CONAGUA”) and a local irrigation group from the community of Zacatepec, is now in operation.

Since the completion of construction in March, the reservoir has filled with water, additional equipment including pipelines and filters have been added, and the first crops are now being grown. On December 8th, the water users of Zacatepec hosted an event marking the success of this project to which they invited representatives of CONAGUA and the Company.

This reservoir is one of the social investment projects identified by the Company and its consultants which could bring immediate benefits to the local area even prior to Ixtaca development.

Almaden has been supporting local initiatives for many years and is pleased to do so particularly when it can be as impactful as enhancing access to fresh water and expanding local irrigation capacity. As the Ixtaca project advances we look forward to additional projects we can support in partnership with local communities and authorities which enhance and diversify economic development opportunities in the region of the Ixtaca project.

A video describing this project and including interviews with the local users is available at the following URL https://www.youtube.com/watch?v=-mhnTl0dOoM&t=20s.

Photos of the reservoir are attached below, and additional information regarding Almaden’s interaction with this and other local communities is available on its website and in its 2019 report on Corporate Social Responsibility.

Background to the Ixtaca Project and Water Management

Almaden’s active engagement with communities local to the Ixtaca project continues. The Company has now hosted 57 community dialogue and technical sessions locally with subject matter experts where appropriate, and offered opportunities to local people tour active mines with 500 people participating to date. The Company has had over 20,000 recorded interactions and has visited 35 communities with a mobile information module while holding nine large information meeting attended by over 4,100 people since 2012.

Almaden’s long-standing consultation with communities local to the Ixtaca project was formalized in 2017 under the highly structured social engagement mechanism known in Mexico by its acronym, “EVIS” (Trámite Evaluación de Impacto Social). This effort has given the Company a deep appreciation for the immediate needs and concerns of local people and generated valuable input to Ixtaca project design. Understanding areas of concern that can be mitigated in mine development, and also identifying opportunities which can be leveraged in mine planning, has enhanced the project’s potential to permanently boost the quality of life and economic opportunities in local areas.

For example, this engagement was one of the key reasons for the Company to adopt dry-stack filtered tailings, as laid out in the 2019 Feasibility Study. It has also helped to crystallize planning around the construction of a large water reservoir (different from the one announced today in Zacatepec) which will be built during construction and will serve the mine and local communities during mine operations. This reservoir will be built as a permanent structure and made available to local governments at no charge upon mine closure to permanently enhance local agriculture and community water access. Currently, communities in Ixtaca lack the infrastructure to fully benefit from surface water and the majority of this resource is lost or underused without the type of reservoir planned as part of the mine development.

The data necessary for planning the water reservoir has been collected since 2014 by Almaden, with independent engineering oversight. Together with our consultants we have maintained a detailed water monitoring program to measure the pre-mining water quality conditions and to establish a baseline against which potential future impacts to surface water and groundwater from mining activity can be evaluated.

The program includes 8 groundwater monitoring wells and 12 surface water monitoring stations. Rainfall in the Ixtaca vicinity falls primarily during a relatively short rainy season. With no local water storage facilities, as noted the flash flows of water are currently lost to the local communities.

In the 2019 Feasibility Study, a larger water reservoir to be built at the time of mine development is engineered to store 1.8 million cubic meters of water, and during operations is anticipated to supply in excess of 2,000 cubic meters of water per day to local areas, with a minimum of 500 cubic meters per day.

Zacatepec Irrigation Reservoir

Reservoir

Zacatepec Irrigation Reservoir

Reservoir and Landscape

Zacatepec Irrigation Reservoir

Filter Station

John A. Thomas, P. Eng., VP Project Development of Almaden, and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed and approved the scientific and technical contents of this news release. For further information on the Ixtaca Project, see the Technical Report entitled “Ixtaca Gold-Silver Project, Puebla State, Mexico, NI 43-101 Technical Report on the Feasibility Study”, with an effective date of January 24, 2019, which is available on SEDAR.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Forward Looking Statements

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the outcome of the Amparo proceedings; the outcome of the challenge by the Company to the applicable Mexican Authorities’ currently position that the Original Concessions are active and owned by Almaden and the New Concessions are left without effect; the outcome of the Company’s formal request for SEMARNAT to suspend the MIA; and the prospects for raising production financing and preparing for construction in connection with the Ixtaca Project.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions, including assumptions in respect of both Almaden’s and the applicable Mexican Authorities’ legal positions, that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/